SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
 ______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
 Securities Exchange Act of 1934

For the month of August 2016

Commission File Number: 001-36073

Enzymotec Ltd.

(Translation of registrant’s name into English)

Sagi 2000 Industrial Area
 P.O. Box 6
 Migdal Ha’Emeq 2310001, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

CONTENTS

On August 25, 2015, Enzymotec Ltd. (“we,” or the “Company”) held its 2016 annual general meeting of shareholders (the “Meeting”).  At the Meeting, our shareholders voted on six proposals (some of which included sub-proposals), each of which is described in more detail in our proxy statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission on July 25, 2016.

The voting results for the proposals presented at the Meeting, based on the presence in person or by proxy of holders of 14,697,213 (64.6%) of our outstanding ordinary shares on the record date of July 18, 2016, are described below.

Proposal 1(a):	To reelect Mr. Steve Dubin as a Class III director of the Company, to serve as a director for a three-year term, until our annual general meeting of shareholders in 2019, and until his successor is duly elected and qualified.

For	Against	Abstain	Broker Non-Votes
14,277,347	573,766	1,040	0

Proposal 1(b):	To reelect Ms. Michal Silverberg as a Class III director of the Company, to serve as a director for a three-year term, until our annual general meeting of shareholders in 2019, and until her successor is duly elected and qualified.

For	Against	Abstain	Broker Non-Votes
13,699,940	573,766	578,447	0

Proposal 1(c):	To reelect Mr. Joseph Tenne as a Class III director of the Company, to serve as a director for a three-year term, until our annual general meeting of shareholders in 2019, and until his successor is duly elected and qualified.

For	Against	Abstain	Broker Non-Votes
8,950,080	5,323,626	578,447	0

Proposal 2:	To reelect Mr. Dov Pekelman as a Class I director of the Company, to serve as a director for a one-year term, until our annual general meeting of shareholders in 2017, and until his successor is duly elected and qualified.

For	Against	Abstain	Broker Non-Votes
9,640,701	4,632,905	578,547	0

Proposal 3(a):	To approve the payment of modified cash remuneration to the Israeli members of the Company’s Board of Directors (the “Board”) (currently comprised of Messrs. Joseph Tenne, Nir Belzer, Dov Pekelman, Yossi Peled, Mani Wasserman, and Ms. Michal Silverberg), consisting of annual cash fees, meeting/consent participation fees and reimbursement of expenses.

For	Against	Abstain	Broker Non-Votes
10,207,555	4,634,711	9,887	0

Proposal 3(b):	To approve the payment of modified meeting/consent participation fees to two non-Israeli members of the Board— Ms. Tamar Howson and Mr. Holger Liepmann.

For	Against	Abstain	Broker Non-Votes
10,205,335	4,636,831	9,987	0

Proposal 4:	To approve a one-time grant of equity-based compensation to all members of the Board, consisting of options to purchase ordinary shares and restricted stock units, or RSUs.

For	Against	Abstain	Broker Non-Votes
7,795,379	6,221,195	835,579	0

Proposal 5:	To approve payment of a bonus to the Company’s President and Chief Executive Officer, Dr. Ariel Katz, in respect of his and our performance during the year ended December 31, 2015.

Ordinary Majority Result:

For	Against	Abstain	Broker Non-Votes
9,591,080	5,244,620	9,890	6,563

Special Majority Result (among shareholders who confirmed they are non-controlling shareholders who do not have a conflict of interest in approval of the proposal):

For	Against	Abstain	Broker Non-Votes
8,174,614	5,244,620	9,890	6,563

Proposal 6:	To approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company's independent, external auditors for the year ending December 31, 2016 and until the next annual general meeting of shareholders, and to authorize the Board, with power of delegation to its audit committee, to set the fees to be paid to such auditors.

For	Against	Abstain	Broker Non-Votes
13,707,404	1,929	578,572	0

Based on the above voting results and the majority requirements for the proposals under the Israeli Companies Law 5759-1999 and the Company’s amended and restated articles of association, the above proposals were approved at the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EYZMOTEC LTD.

Dated: August 25, 2016	By:	/s/ Oren Bryan
Name: Oren Bryan
Title: Chief Financial Officer